# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001848787
Persons authorized to receive notices and communications: Jay Taragin, 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019, (212) 380-7500

## Reporting persons
- Churchill Sponsor X LLC (CIK 0001848787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,725,000; shared voting power 0; sole dispositive power 10,725,000; shared dispositive power 0; aggregate amount beneficially owned 10,725,000 (4.9% of the class)
  Comment: (1) Includes (i) 10,650,000 shares of the Issuer's common stock, $0.0001 par value ("Common Stock") and (ii) 75,000 shares of Common Stock underlying private placement warrants of the Issuer ("Warrants"). Michael Klein, the former Chief Executive Officer and Director of the Issuer, is the controlling stockholder of M. Klein Associates, Inc., which is the managing member of Churchill Sponsor X LLC (the "Sponsor"), and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- M. Klein Associates, Inc. (CIK 0001751504): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 10,725,000; sole dispositive power 0; shared dispositive power 10,725,000; aggregate amount beneficially owned 10,725,000 (4.9% of the class)
  Comment: (1) Includes (i) 10,650,000.00 shares of Common Stock and (ii) 75,000 shares of Common Stock underlying the Warrants. Michael Klein, the former Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Michael Klein (CIK 0001327392): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,725,000; sole dispositive power 0; shared dispositive power 10,725,000; aggregate amount beneficially owned 10,725,000 (4.9% of the class)
  Comment: (1) Includes (i) 10,650,000.00 shares of Common Stock and (ii) 75,000 shares of Common Stock underlying the Warrants. Michael Klein, the former Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on May 21, 2025 (the "Initial 13D"), as previously amended by Amendment No. 1 ("Amendment No. 1") on September 11, 2025 (collectively, the "Schedule 13D") by Churchill Sponsor X LLC, a Delaware limited liability company (the "Sponsor"), M. Klein Associates, Inc. ("M. Klein Associates") and Michael Klein (collectively, the "Reporting Persons"). This Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in Amendment No. 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
The following amends and restates the information set forth in Item 4 of Amendment No. 1 by adding the following at the end thereof:

Pursuant to the Merger Agreement, the Domestication and the Mergers were completed on February 12 and February 13, 2026, respectively. Prior to the consummation of the Domestication and the Mergers, the Reporting Person held (i) 10,350,000 Class B ordinary shares of Churchill Capital Corp X ("Churchill") and (ii) 300,000 private placement units of Churchill (each unit consisting of one Class A ordinary share, par value $0.0001 per share, of Churchill and one quarter of one warrant, with the warrant only becoming exercisable 30 days after the completion of the Mergers). Upon the Domestication and pursuant to the Merger Agreement, the securities of Churchill held by the Reporting Person automatically converted into (i) 10,650,000 shares of common stock, par value $0.0001 per share, of the Issuer ("Common Stock") and (ii) 75,000 private placement warrants of the Issuer, which will become exercisable 30 days after the completion of the Mergers. Effective upon the completion of the Mergers, the A&R Registration Rights Agreement and Advisory Agreement became effective in accordance with their terms, as previously reported.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Klein is the controlling stockholder of M. Klein Associates, which is the managing member of the Sponsor and accordingly, Mr. Klein may be deemed to have beneficial ownership of securities reported herein.

Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, none of the Reporting Persons has effected any transactions of Ordinary Shares or Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Signatures
- Churchill Sponsor X LLC: /s/ Jay Taragin, by M Klein Associates, Inc., its managing member (02/17/2026)
- Churchill Sponsor X LLC: /s/ Jay Taragin, Jay Taragin / Authorized Signatory (02/17/2026)
- M. Klein Associates, Inc.: /s/ Jay Taragin, Jay Taragin / Authorized Signatory (02/17/2026)
- Michael Klein: /s/ Michael Klein, Michael Klein (02/17/2026)